Exhibit 99.2

TITAN TRADING ANALYTICS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, SEPTEMBER 23, 2011

NOTICE OF MEETING
AND MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TITAN TRADING ANALYTICS INC. OF PROXIES TO BE VOTED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF TITAN TRADING ANALYTICS INC. TO BE HELD ON FRIDAY, SEPTEMBER 23, 2011

TO BE HELD AT:

Ruth’s Chris Steak House
9990 Jasper Avenue
Edmonton, Alberta

At 2:00 p.m. (Mountain Time)

Dated: August 19, 2011

TITAN TRADING ANALYTICS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING TO BE HELD ON FRIDAY, SEPTEMBER 23, 2011

To Holders of Common Shares:

The Annual and Special Meeting (the “Meeting”) of the shareholders of Titan Trading Analytics Inc. (the “Company”) will be held on Friday, September 23, 2011 at 9990 – Jasper Avenue, Edmonton, Alberta (Ruth’s Chris Steak House) at 2:00 p.m. for the following purposes:

1.
to receive and consider the audited financial statements of the Company for the year ended October 31, 2010, the report of the auditors thereon and the unaudited financial statements of the Company for the six month interim period ended April 30, 2011;

2.	to fix the number of directors to be elected at the Meeting at seven members;

3.	to elect directors for the ensuing year;

4.	to appoint Auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.	to approve, with or without modification, the ordinary resolution amending the stock option plan of the Company;

6.
to approve, the special resolution of disinterested shareholders relating to approval of Cornwall Investments LLC (Robert Aaron) as a future control person of the company in the event that he chooses to purchase additional shares or exercise his outstanding warrants.

7.	to transact any other business that may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on Friday, August 19, 2011 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, or by fax at 1-866-249-7775 (within North America) prior to 2:00 p.m., Edmonton time, on Wednesday, September 21, 2011, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Edmonton, Alberta this 19th day of August, 2011.

BY ORDER OF THE BOARD OF DIRECTORS (signed) “John J. Coulter” John J. Coulter, President & CEO

Titan Trading Analytics Inc.
  2011 Information Circular

PRESIDENT’S LETTER TO SHAREHOLDERS

Fellow Titan Shareholders,

Titan’s third quarter was focused on getting our software in front of as many end users as possible. Through introductions with our existing partners, Penson and UNX, we currently have nineteen professional investment firms evaluating TickAnalyst. This is just the tip of the iceberg. We hired a Director of Sales in June who has been an institutional trader for the last 15 years to start converting trials to customers and making this an easily repeatable process. End user agreements are being evaluated by 2 firms. This number should accelerate rapidly by the end of the summer months.
Three members of Titan’s senior management team attended the annual SIFMA trading technology conference held every June in New York. It was a good chance to speak to the financial services press (we conducted 11 interviews) and gauge market conditions based on numerous conversations with industry professionals. A big take away from the conference was that in recessionary times investment firms have to do more with less. Equities volumes have plummeted and brokers are scrambling for new ways to generate revenues from trade executions. How does that help or hurt Titan? It hurts in a sense that there is a bad mood on the Street. Good products with aggressive sales and marketing can always find ways to cure that. It helps in that Titan offers unique trade recommendations in good, bad and flat market conditions. Our system provides hundreds of trade ideas every day which makes us attractive to brokers who trade their firm’s cash, or want tools to distribute to their hedge fund clients in exchange for trade commissions.

More Distribution Partners
As I mentioned, Penson and UNX have been making regular introductions for us and the deal UNX did with NYSE will add another 150 brokerage firms which we can sell into. Saxis Group (www.saxisgroup.com) recently approved Titan as a Certified Research Product for the 200 plus hedge funds that they serve. We also have a deal in place with a Canadian Wealth Advisor, PWM Capital (www.pwmcapital.com) with offices in Montreal and Toronto. They recently started a brokerage execution business aimed at small/mid-sized Canadian hedge funds. Their VP of Trading chose TickAnalyst as the platform PWM will roll out to customers to generate trades. We are also in contract negotiations with a leading global trade order management system provider which we hope to add to channel sales sometime this summer.

Retail Investor Market Heating Up
We signed a deal in June (pending announcement) with a leading financial services media outlet which publishes a magazine aimed at Financial Advisors. They will be offering 2 Titan products on their online portal; a lightweight version of TickAnalyst (fewer symbols & trading models) and the launch of our Behavioral Research Mashups which are weekly reports off the major industry sectors that will combine Titan’s research with web analytics and social media sentiment from other 3rd party data providers. The site is targeted to be launched in mid-August and an offer to sign up will be emailed out to over 200,000 of their existing customers. 3 leading U.S.-based Online Brokers, intend to market Titan’s trade recommendations on their customer websites starting in September, where their existing account holders will get a 30 day free trial of TickAnalyst and have the ability to sign up directly with Titan if they want to subscribe. We are also in discussions with 5 other online brokers to resell Titan’s signals within their own products under their own brand. The online broker business is driven by increasing the daily average revenue trade (DARTs). DARTs are closely monitored by analysts who follow the online brokerage sector because much of the profit made by these firms is generated from the commissions on trades. As we are finding, Titan’s ability to create hundreds of quality trade ideas is very attractive to online brokers and we will continue to build out a differentiated offering in this area. We have the potential to create value for hundreds of thousands of retail investors, many whom we hope become buyers in our own stock.

Titan Trading Analytics Inc.
  2011 Information Circular

Automated Trading
We have entered into exciting conversations with 2 groups who are interested in signing license agreements to run Titan’s strategies in full automation and share in the profits. One investor group is contemplating launching a Canadian hedge fund and the other is an innovative online broker targeting high net worth individuals which is launching their service with a U.S. television campaign in September. I foresee more retail oriented brokers going down this path as well and we will be sure to make our presence known as a solution provider.

As always, thank you for your continued support of Titan.
.
Sincerely,

John J. Coulter
President & Chief Executive Officer

Titan Trading Analytics Inc.
  2011 Information Circular